Exhibit 99.2

KAMADA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The  undersigned  hereby appoint(s)  Gil  Efron  and   Nir  Livneh,  or  either  of  them,   attorneys  or  attorney  of  the undersigned, for and  in the name(s) of the undersigned, with power  of substitution and  revocation in each to vote any and all  ordinary  shares, par  value  NIS  1.0  per  share, of Kamada  Ltd. (the  “Company”),  which  the  undersigned  would  be entitled to vote as fully as the undersigned could if personally present at the 2015 Annual General Meeting of Shareholders of the  Company to be  held on Tuesday, June 30, 2015,  at 3:00  p.m.  (Israel time) at the  offices of the  Company, 7 Sapir Street, Kiryat Weizmann Science Park,  Ness Ziona, Israel, and  at any adjournment or adjournments thereof, and  hereby revoking any prior proxies to vote said shares, upon  the following items of business more  fully described in the Notice of and  Proxy Statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE  OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN  ITEM  1 AND FOR EACH OF THE OTHER ITEMS  SET FORTH ON THE REVERSE.   ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS  NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEMS  2A, 2B,  2C, 3 AND 4, WILL  NOT BE COUNTED UNLESS  “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KAMADA LTD.

JUNE 30, 2015

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and  mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND “FOR” ITEMS 2A, 2B, 2C, 3, 4, 5 AND 6.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

1.	To reelect six directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders.						FOR	AGAINST	ABSTAIN
		FOR	AGAINST	ABSTAIN	2B.	Subject to the approval of Items 2A and 2C, to approve certain amendments to the Company’s Compensation Policy relating to exculpation of office holders.	☐	☐	☐
	Leon Recanati	☐	☐	☐
							YES	NO
	Reuven Behar	☐	☐	☐
Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2B? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2B)
							☐	☐

	Jonathan Hahn	☐	☐	☐

	Ziv Kop	☐	☐	☐			FOR	AGAINST	ABSTAIN
					2C.	Subject to the approval of Items 2A and 2B, to approve certain amendments to certain agreements with current officer holders relating to the exculpation of office holders.	☐	☐	☐
	Tuvia Shoham	☐	☐	☐

	David Tsur	☐	☐	☐			YES	NO

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2C? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2C)
							☐	☐

2A.	Subject to the approval of Items 2B and 2C, to approve certain amendments to the Company’s Articles of Association relating to exculpation of office holders.	☐	☐	☐
							FOR	AGAINST	ABSTAIN
					3.	To approve the terms of engagement of Mr. David Tsur as the Company’s Active Deputy Chairman, effective as of July 1, 2015.	☐	☐	☐

		YES	NO

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2A? (Please note: if you do not mark either “YES”or “NO” your shares will not be voted on Proposal 2A)
		☐	☐				YES	NO

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 3)
							☐	☐
							FOR	AGAINST	ABSTAIN
					4.	To approve the terms of engagement of Mr. Amir London as the Company’s Chief Executive Officer, effective as of July 1, 2015.	☐	☐	☐
							YES	NO

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 4? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 4)
							☐	☐
							FOR	AGAINST	ABSTAIN
					5.	To approve the grant of options to directors other than the external directors (within the meaning of the Israeli Companies Law, 5759-1999) and Mr. David Tsur.	☐	☐	☐
							FOR	AGAINST	ABSTAIN
6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2015 and for such additional period until the next annual general meeting.
							☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names  appear  on this Proxy.  When shares  are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.